

Mail Stop 4720

February 9, 2016

Via E-mail
Mr. Oren Bryan
Chief Financial Officer
Enzymotec Ltd.
Sagi 2000 Industrial Area
P.O. Box 6
Migdal Ha'Emeq 2310001, Israel

> **Re:** **Enzymotec Ltd.**
> **Form 20-F for the Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 001-36073**

Dear Mr. Bryan:

We have reviewed your January 7, 2016 response to our comment letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comments, we may have additional comments.

Item 5: Operating and Financial review and Prospects
A. Operating Results
Joint venture accounting, page 52

1. With regard to your response to prior comment 1 of our December 24, 2015 letter, please provide us the following information and any proposed revised disclosure that you consider necessary:
   - On page 2 of your response, you state that measurement of amounts charged to AAK for the Company's enzymes is based on the "costs of production of the enzymes plus an agreed-upon profit amount." Reconcile this statement to your disclosure on page 52, which states that "revenues we recognize from the arrangement under U.S. GAAP are the amounts we charge to AAK or our direct costs of production plus our share of the JV profits."

- Explain your accounting treatment for those enzyme ingredients, supplied to AAK that AL does not sell to customers by the end of the reporting period.

Year ended December 31, 2014 compared with year ended December 31, 2013
Cost of revenues and gross profit, page 54

2. Please tell us why, on pages 54 and 57, you appear to attribute changes in the gross profit margins shown in your consolidated statements of operations as due to sales of InFat. In this regard, these disclosures appear to be inconsistent with disclosure elsewhere in the filing, such as on page 52, where you indicate that you only produce enzymes as an ingredient for InFat and that InFat is produced only by AAK and sold only by AL. Thus, it appears that InFat only impacts the caption "share in profits of equity investees" in your consolidated statements of operations. Also, provide us any proposed revised disclosure that you consider necessary,

You may contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance